EXHIBIT 99.1




                           MAGAL SECURITY SYSTEMS LTD.
                                   P.O. Box 70
                                 Industrial Zone
                               Yehud 56100, Israel

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              NOTICE OF 2009ANNUAL GENERAL MEETING OF SHAREHOLDERS

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Dear Shareholders:

         You are cordially invited to attend the 2009 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 a.m. (Israel time) on Thursday, November 19, 2009, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

     1. To reelect six directors for terms expiring at our 2010 Annual General Meeting of Shareholders;

     2. To ratify and approve the terms of procurement of a directors' and officers' liability insurance policy;

     3.   To  ratify  and  approve  the  reappointment  of Kost  Forer  Gabbay &
          Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2009, and to authorize our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services; and

     4. To review and discuss our auditors' report and consolidated financial statements for the year ended December 31, 2008.

         Shareholders of record at the close of business on October 13, 2009 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors

                                            Jacob Perry
                                            Chairman of the Board of Directors

Yehud, Israel
October 13, 2009



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                           MAGAL SECURITY SYSTEMS LTD.
                                   P.O. Box 70
                                 Industrial Zone
                               Yehud 56100, Israel

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                                 PROXY STATEMENT

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

                               ------------------

          This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, November 19, 2009, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

         This Proxy Statement, the attached Notice of 2009 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 16, 2009.

Purpose of the Meeting

         At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) reelection of six directors for terms expiring at our 2010 Annual General Meeting of Shareholders; (ii) ratification and approval of the terms of procurement of a directors' and officers' liability insurance policy; and (iii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2009, and authorization for our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

         In addition, our auditors' report and consolidated financial statements for the year ended December 31, 2008 will be presented and discussed.

Recommendation of the Board of Directors

         Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

          Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on October 13, 2009 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of October 13, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 10,396,548 outstanding ordinary shares.

     o Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in "street name"), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee authorizing you to do so.

     o Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

          If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

          If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

          The presence of two shareholders, holding at least one-third (1/3) of our company's total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the reconvened Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.

          Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

          Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

          Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

          In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

          We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth certain information, as of October 13, 2009, pertaining to the beneficial ownership of our ordinary shares by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares and (ii) all directors and executive officers as a group. Except for Mr. Nathan Kirsh, whose beneficial ownership is set forth in the table below, and Mr. Jacob Even-Ezra, who beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

                                                   Number of Ordinary Shares       Percentage of Outstanding
 Name                                                Beneficially Owned (1)           Ordinary Shares(2)
 ----                                                ----------------------           ------------------
 Nathan Kirsh (3).............................            2,516,268                         24.2%
 Diker Management LLC (4) ....................              880,457                         8.47%
 Clough Capital Partners L.P. (5).............              770,842                         7.41%
 Grace & White, Inc. (6)......................              596,148                         5.73%
 Prescott Group Capital Management LLC. (7)...              547,127                         5.26%
All directors and executive officers as a group
   (13 persons) (8)...............                        3,024,399                         29.3%

--------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or convertible debenture notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 10,396,548 ordinary shares issued and outstanding as of October 13, 2009.

(3) Based upon a Schedule 13D/A filed with the SEC on January 16, 2009 and other information available to the company. Includes: (i) 346,375 ordinary shares held of record by Mr. Kirsh; (ii) 1,485,852 ordinary shares held of record by Mira Mag Inc., or Mira Mag, a company organized in Liberia; and (iii) 684,041 ordinary shares held of record by Ki Corporation Limited, or Ki Corporation, a company organized in Liberia. The Eurona Foundation holds 100% of Ki Corporation. Ki Corporation holds 100% of the shares of Mira Mag. The Eurona foundation is a Lichenstein trust controlled by Mr. Kirsch, who also serves as its trustee. Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

(4)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on February 17, 2009. The Schedule 13G/A indicates that as the sole general partner of certain Diker partnerships with respect to stock directly owned by certain Diker funds, or the Diker Funds, Diker GP, has the power to vote and dispose of the shares owned by the Diker Funds and, accordingly, may be deemed the beneficial owner of such shares. Pursuant to investment advisory agreements, Diker Management, LLC serves as the investment manager of the Diker Funds. Accordingly, Diker Management may be deemed the beneficial owner of shares held by the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management LLC, and in those capacities direct their operations. Therefore, Charles M. Diker and Mark N. Diker may be deemed the beneficial owners of shares beneficially owned by Diker GP, LLC and Diker Management LLC. Diker GP, LLC, Diker Management LLC, Charles M. Diker and Mark N. Diker disclaim all beneficial ownership, however, as affiliates of a registered investment adviser, and in any case disclaim beneficial ownership except to the extent of their pecuniary interest in the shares.

(5)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on February 10, 2009. The Schedule 13G/A indicates that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners

         L.P. serves as investment adviser. Such shares may be deemed beneficially owner by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Charles Clough, James Canty and Eric Brock, the managing members of Clough Capital Partners LLC. Each such reporting person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(6)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on February 4, 2009. The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

(7)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on February 10, 2009. The Schedule 13G/A indicates that Prescott Group Aggressive Small Cap, L.P. and Prescott Group Aggressive Small Cap II, L.P., referred to together as the Small Cap Funds, are the general partners of Prescot Group Aggressive Small Cap Master Fund, G.P., or Prescott Master Fund. Prescott Group Capital Management, L.L.C., or Prescott Capital, serves as the general partner of the Small Cap Funds and may direct the Small Cap Funds, the general partners of Prescott Master Fund, to direct the vote and disposition of the ordinary shares held by Prescott Master Fund. Mr. Frohlich, the principal of Prescott Capital, may direct the vote and disposition of the ordinary shares held by Prescott Master Fund.

(8) Includes 18,000 ordinary shares subject to currently exercisable stock options. Includes 2,516,268 ordinary shares beneficially owned by our principal shareholder Nathan Kirsh, who is also a director (see footnote (3)).


                            I. ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our Articles of Association provide for a board of directors consisting of no less than three and no more than 11 members, as may be determined from time to time at our annual general meeting of shareholders. Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law. Our directors, other than our outside directors, are elected at each annual general meeting of shareholders. Our Board of Directors, may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

         At the Meeting, shareholders are being asked to reelect each of our current directors who is not an outside director: Messrs. Perry, Even-Ezra, Kirsh, Livne, Nuss and Stiefel, to hold office until our 2010 Annual General Meeting of Shareholders and until their successors are elected and qualified. All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2008 Annual General Meeting of Shareholders, other than Mr. Barry Stiefel who was elected to serve in such capacity by our Board of Directors in November 2008.

         In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law to appoint at least two outside directors. In general, outside directors serve for a three-year term, which may be renewed for one additional three-year term, subject to exceptions. Mr. Kobrinsky and Ms. Winner are each serving as an outside director pursuant to the provisions of the Israeli Companies Law for a second three-year term until August 2010.

         Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have "accounting and financial expertise," as such term is defined in regulations promulgated under the Israeli Companies Law. Our board of directors has determined that at least one director must have "accounting and financial expertise." Our board of directors has further determined that Ms. Anat Winner has the requisite "accounting and financial expertise."

         We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders. In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

         Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors each of the nominees named above.

         The following information with respect to each director nominee is based upon our records and information furnished to us by the nominees. See above "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to share ownership by the nominees.

Nominees for Election As Director For Terms Expiring In 2010

         Jacob Perry (65) has served as the chairman of our board of directors since January 2008. Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002. From 1995 to December 2002, Mr. Perry served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel's leading cellular phone operator. Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995. Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons. Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations. Mr. Perry is also a chairman of the board of directors of various companies, including Mizrahi Tefahot Bank B.M., Pinpoint Advanced Corp., Inc., a blank check company traded in the United States, and Keren Mor, a real estate fund. Mr. Perry serves as a director of Tamarind Technologies, Leadcom Integrated Solutions Ltd., an Israeli public company that engages in construction infrastructure for cellular communication, and New Kopel, an Israeli vehicle and car service group. Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel-Aviv University and completed the Advanced Management Program at Harvard Business School.

         Jacob Even-Ezra (78) has served as a director since 1984 and is a member of our investment committee. From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors. From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president. Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.
From 1985 to 1988, Mr. Even-Ezra also served as the chairman of the Israel Export Institute. Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

         Nathan Kirsh (77) has served as a director since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, the beneficial owner of 100% of the ordinary shares of our company that are held by Mira Mag Inc. Mr. Kirsh holds a B.S. degree in Commerce from the University of Witwatersrand, Johannesburg, South Africa.

         Barry Stiefel (59) was elected by our Board of Directors to serve as a director in November 2008. Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990. Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries. From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded. Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance. From 1981 to 1985,
 Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company. Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa. Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

         Zeev Livne (65) has served as a director since July 2004. Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001. Prior to that, Mr. Livne served in the Israel Defense Forces, or IDF, for 39 years and retired as a Major General. During his long military career with the IDF, Mr. Livne served as the Defense Attache to the United States and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996. From 1992 to 1994 Mr. Livne established the IDF Home Front Command and served as its first Commander. Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company. Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

         Jacob Nuss (62) has served as a director since 1993 and is a member of our audit committee. Mr. Nuss has served as the vice president - internal auditing of Israel Aircraft Industries Ltd., or IAI, since 2004, and served as IAI's deputy vice president - internal auditing, from 1999 to 2003. From 1993 to 1999, Mr. Nuss served as the director of finance of IAI's electronics group. From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI. Mr. Nuss has served in various financial management capacities at IAI since 1975. Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University. Mr. Nuss holds a certificate in internal auditing.

         The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

Outside Directors Continuing in Office

         Biographical information concerning the outside directors continuing in office follows for informational purposes only.

         Shaul Kobrinsky (57) has served as an outside director since July 2004 and is the chairman of our audit committee and a member of our investment committee. Mr. Kobrinsky has served as the president and chief executive officer of Urdan Industries Ltd., an investment and holding company since 1997. Since 2003, Mr. Kobrinsky has served as senior managing director of Alagem Capital Group a Beverly Hills-based investment group. From 1989 to 1997, Mr. Kobrinsky served as chief executive officer of Cargal Ltd., an Israeli company that manufactures corrugates. Prior to that and from 1984, Mr. Kobrinsky served as deputy managing director of Clal Industries Ltd., a holding and investment company. Mr. Kobrinsky holds a B.A. degree in Economics from Tel Aviv University. Mr. Kobrinsky is a member of the anti-trust court of the State of Israel.

         Anat Winner (49) has served as an outside director since July 2004 and is a member of our audit committee and our investment committee. Ms. Winner has been self employed as a business advisor since July 2003. Ms. Winner also serves as a director of Internet Gold-Golden Lines Ltd. (NASDAQ: IGLD) and 012 Smile Communications Ltd. (NASDAQ: SMLC). From October 2001 to May 2003, Ms. Winner served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Ms. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating broadcasting satellite television systems. From 1995 to 1998, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in importing and marketing cellular phones. From 1989 to 1995, Ms. Winner served in various finance positions, including chief financial officer of the Seed Company (1939) Ltd. From 1984 to 1989 Ms. Winner served as a senior audit manager with Ronel Stetner & Co., certified public accountants in Israel. Ms. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant in Israel since 1987.

                        BOARD OF DIRECTORS AND COMMITTEES

Outside and Independent Directors

         Outside directors. The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person's relative, partner, employer or an entity under that person's control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company. The term "relative" means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. In general, the term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an "affiliation" with a company for the purpose of service as an outside director. In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as director or may otherwise interfere with the person's ability to serve as director. If, at the time an outside director is appointed, all current members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

         At least one of the elected outside directors must have "accounting and financial expertise" and any other outside director must have "accounting and financial expertise" or "professional qualification," as such terms are defined by regulations promulgated under the Israeli Companies Law. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have "professional qualification."

         The outside directors are elected by shareholders at a general meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

         In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

         Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

         Independent Directors. In general, NASDAQ Marketplace Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective "independence" requirements of NASDAQ and the SEC. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules. Instead, under Israeli law and practice we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors. However, despite such notification of non-compliance, we maintain a majority of independent directors. In addition, in accordance with the rules of the SEC and NASDAQ, we have the mandated three independent directors, as defined by the rules of the SEC and NASDAQ, on our audit committee.

         Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association.

         Our Board of Directors has determined that Ms. Winner and Mr. Kobrinsky qualify both as independent directors under the requirements of the SEC and NASDAQ and as outside directors under the requirements of the Israeli Companies Law. Our Board of Directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the SEC and NASDAQ.

Audit Committee

         Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder's relatives. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective "independence" requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

         Our audit committee consists of three board members who satisfy the respective "independence" requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Anat Winner. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.magal-ssl.com.

Investment Committee

         Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions. The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Anat Winner.

M&A Committee

         On August 30, 2009, our board of directors established an M&A committee, which is authorized to make recommendations to our Board of Directors in connection with any merger and acquisition activities of our company. The M&A committee is currently composed of Messrs. Jacob Even-Ezra, Shaul Kobrinsky and Zeev Livne.

Shareholder Communications with the Board of Directors

         Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

         Corporate Secretary
         Magal Security Systems Ltd.
         P.O. Box 70
         Industrial Zone
         Yehud 56100, Israel

         Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Director and Executive Compensation

         During the year ended December 31, 2008, we paid an aggregate compensation to our executive officers and directors as a group (consisting of 17 persons, of whom five retired subsequent to December 31, 2008) of approximately $1.97 million. This amount does not include certain consideration paid in connection with the retirement of one of our directors. As of December 31, 2008, the aggregate amount set aside or accrued for pension, retirement, recreation payments and vacation or similar benefits for our directors and executive officers was approximately $3.8 million. In addition, we have provided automobiles to our executive officers at our expense, and Mr. Jacob Even-Ezra, a director, is reimbursed for the costs of a chauffeur.

         As of January 1, 2008, we pay Mr. Perry, the chairman of our board of directors, a monthly payment of NIS 50,000 (approximately $13,000), which amount is linked to the Israeli consumer price index and subject to a 10% annual increase, and he is also entitled to an annual bonus based on our performance and customary social benefits.

         From January 1, 2008 until March 6, 2008, we paid our outside directors and independent directors (directors who are not employees of our company or officers or employees of any entity that beneficially owns 5% or more of our ordinary shares) an annual fee (on a pro rata basis) of $8,000 and a fee of $300 for each board or committee meeting that they attended. Since March 6, 2008, we pay our outside directors and such independent directors an annual fee of NIS 59,100 (approximately $15,800) and a fee of NIS 2,200 (approximately $590) for each board or committee meeting that they attend. Such amounts are linked to the Israeli consumer price index and are updated on a semi-annual basis and, accordingly, were adjusted to reflect changes in the Israeli consumer price index in August 2008 and February 2009.

         As of December 31, 2008, our directors and executive officers as a group, then consisting of 16 persons, held options to purchase an aggregate of 431,200 ordinary shares, having exercise prices ranging from $6.12 to $13.00. Generally, the options vest over a two to four year period. Of such options, options to purchase 52,500 ordinary shares subsequently expired in January 2009, options to purchase 48,700 ordinary shares expire in December 2010, options to purchase 30,000 ordinary shares expire in January 2015 and options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 2014 and 2015, or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2003 Stock Option Plan.

         As of September 30, 2009, our directors and executive officers as a group, then consisting of 13 persons, held options to purchase an aggregate of 716,000 ordinary shares, having exercise prices ranging from $4.09 to $8.56. Of such options, options to purchase 18,000 ordinary shares expire in December 2010, options to purchase 300,000 ordinary shares expire in three equal portions of 100,000 ordinary shares each in August 2013, 3014 and 2015, options to purchase 98,000 ordinary shares expire in four equal portions of 24,500 ordinary shares each in April 2013, 2014, 2015 and 2016, options to purchase 83,336 ordinary shares expire in August 2014, options to purchase 166,664 ordinary shares expire in eight equal portions of 20,833 ordinary shares each in November 2014, February 2015, May 2015, August 2015, November 2015, February 2016, May 2016 and August 2016, options to purchase 17,500 ordinary shares expire in January 2014, options to purchase 11,250 ordinary shares expire in January 2015, options to purchase 11,250 ordinary shares expire in January 2016 and options to purchase 10,000 ordinary shares expire in April 2016, or earlier upon termination of employment as an executive officer or service as a director of our company. All of such options were granted under our 2003 Stock Option Plan.

         We follow Israeli law and practice, instead of the requirements of the NASDAQ Marketplace Rules, with regard to the compensation of our chief executive office and other executive officers. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both board of directors and audit committee approval. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the non-controlling shareholders voting on the matter, or provided that the total number of shares held by non-controlling shareholders that voted against the proposal did not exceed one percent of all of the voting rights in the company.

         An outside director is entitled to compensation as provided in regulations promulgated under the Israeli Companies Law and is otherwise precluded from receiving any other compensation, directly or indirectly, in connection with such service.

         There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.


    II. RATIFICATION AND APPROVAL OF THE TERMS OF PROCUREMENT OF A DIRECTORS'
                    AND OFFICERS' LIABILITY INSURANCE POLICY
                           (Item 2 on the Proxy Card)

         Pursuant to the Israeli Companies Law, a company may, if permitted by its articles of association, enter into a contract to insure the liabilities incurred by any of its office holders with respect to an act performed by the office holder in his or her capacity as an office holder, as a result of (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company's interests; or (c) a financial liability imposed upon him or her in favor of another person. An "office holder" is defined under the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

         The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
(b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission permitted with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

         Under the Israeli Companies Law, the purchase of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order.

         Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law. In accordance with the approval of our shareholders at out 2007 annual general meeting, we maintained a directors' and officers' liability insurance with a per claim and aggregate coverage limit of $10 million, which policy expired on October 31, 2008. Our Audit Committee and Board of Director's believe it is in our best interest to increase the maximum coverage of our directors' and officers' liability insurance policy to enable us to attract and retain outstanding officers and directors. Accordingly, in November 2008, our Audit Committee and Board of Directors approved, subject to ratification and approval of our shareholders, the procurement of a new directors' and officers' liability insurance policy for the period commencing November 1, 2008 and ending on October 31, 2009 providing for a per claim and aggregate coverage of up to $20 million, with an annual premium of up to $150,000. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, any renewal, extension of such insurance policy and/or purchase of a new policy for all of our directors and officers; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and
(ii) a per claim and aggregate coverage limit of up to $20 million and the annual premium will not exceed $150,000.

         It is therefore proposed that at the Meeting our shareholders adopt the following resolutions:

          "RESOLVED, that the purchase by Magal Security Systems Ltd. of a directors' and officers' liability insurance policy, with maximum coverage of $20,000,000 for the benefit of all of our officers and directors, from time to time, for the period of November 2008 through October 31, 2009, is and hereby be ratified and approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such insurance, upon the terms and conditions so negotiated; provided that the maximum coverage shall not exceed $20,000,000 and the annual premium shall not exceed $150,000; and further

         RESOLVED, that any renewal, extension and/or purchase of a new directors' and officers' liability insurance policy for the benefit of all officers and directors of Magal Security Systems Ltd., who may serve from time to time, is hereby approved; and that the management of the company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the company, contracts for such renewal, extension, procurement and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) a per claim and aggregate coverage limit of up to $20 million and the annual premium will not exceed $150,000; it being hereby clarified that no further approval of the shareholders of the company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

         The Board of Directors recommends a vote FOR the foregoing resolutions.


     III. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
                               PUBLIC ACCOUNTANTS
                           (Item 3 on the Proxy Card)

         We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2009 and recommends that the shareholders ratify and approve the appointment.

         At the Meeting, shareholders will be also be asked to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services. With respect to fiscal year 2008, we paid Kost Forer Gabbay & Kasierer $707,000 for audit services, $131,000 for tax-related services and $38,000 of other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors).

         It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2009 be and hereby is ratified and approved, and that the Audit Committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services."

         The Board of Directors recommends a vote FOR the foregoing resolution.

  IV. REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
                                   STATEMENTS

         At the Meeting, the auditor's report and the audited consolidated financial statements for the year ended December 31, 2008 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

         The foregoing annual report on Form 20-F for the year ended December 31, 2008, including the auditor's report and consolidated financial statements for the year ended December 31, 2008, which was filed with the SEC on July 13, 2009, is available on our website at www.magal-ssl.com or through the EDGAR website of the SEC at www.sec.gov. None of the auditors' report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

         COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., P.O. BOX 70, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL,
ATTENTION: ZEV MORGENSTERN, SECRETARY.


                                            By Order of the Board of Directors


                                            Jacob Perry
                                            Chairman of the Board of Directors


Dated: October 13, 2009